Exhibit 18

November 29, 2017

J. C. Penney Company, Inc.
Plano, Texas
Ladies and Gentlemen:
We have been furnished with a copy of the quarterly report on Form 10-Q of J. C. Penney Company, Inc. (the "Company") for the three months ended October 28, 2017, and have read the Company's statements contained in Note 2 to the interim consolidated financial statements included therein. As stated in Note 2, the Company changed its method of accounting for merchandise inventories for its Internet operations from the lower of standard cost (representing average vendor cost) or net realizable value to the lower of cost or market determined by the retail inventory method. The newly adopted accounting principle is preferable in the circumstances because it allows the Company to better account for inventory on an enterprise-wide basis and to be more consistent with its omnichannel focus of physical and digital interaction with its customers. Further, the Company believes the change will result in greater uniformed costing of inventories and a more consistent matching of cost of goods sold with net sales generated. In accordance with your request, we have reviewed and discussed with Company officials the circumstances and business judgment and planning upon which the decision to make this change in the method of accounting was based.
We have not audited any financial statements of the Company as of any date or for any period subsequent to January 28, 2017, nor have we audited the information set forth in the aforementioned Note 2 to the above referenced interim consolidated financial statements; accordingly, we do not express an opinion concerning the factual information contained therein.
With regard to the aforementioned accounting change, authoritative criteria have not been established for evaluating the preferability of one acceptable method of accounting over another acceptable method. However, for purposes of the Company's compliance with the requirements of the Securities and Exchange Commission, we are furnishing this letter.
Based on our review and discussion, with reliance on management’s business judgment and planning, we concur that the newly adopted method of accounting is preferable in the Company’s circumstances.
Very truly yours,
/s/ KPMG LLP